Term sheet
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 58-I dated December 4, 2006*

**Term Sheet No. 2 to
Product Supplement No. 58-I
Registration Statement No. 333-130051
Dated January 5, 2007; Rule 433**



JPMorgan Chase & Co.
Structured Investments

$
Auto Callable Reverse Exchangeable Notes due January 30, 2008
Linked to the Common Stock of a Single Reference Stock Issuer

General

- This term sheet relates to five (5) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. You may participate in any of the five (5) note offerings or, at your election, in two or more of the offerings. This term sheet does not, however, allow you to purchase a note linked to a basket of all or all of the Reference Stocks described below.
- The notes are designed for investors who seek an interest rate that is higher than the current dividend yield on the applicable Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the applicable Reference Stock, to accept the risks of owning the common stock of the applicable Reference Stock issuer, and to assume the risk that the notes will be automatically called and the investor will receive only the Physical Delivery Amount, or the Cash Value thereof, with a market value that will likely be less than the principal amount of the notes and may be zero.
- Each issue of offered notes will pay interest monthly at the fixed annual rate specified for that issue below. However, **the notes do not guarantee any return of principal at maturity if the notes are automatically called. Under certain circumstances described below, the notes will be automatically called before maturity and you will receive, in addition to any accrued and unpaid interest, a predetermined number of shares of the applicable Reference Stock or, at our election, the Cash Value thereof. If the notes are not automatically called, you will receive $1,000 per $1,000 principal amount note at maturity, in addition to any accrued and unpaid interest.**
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Automatic Call:	If on any day during the Monitoring Period, the closing price of the applicable Reference Stock has declined, as compared to its Initial Share Price, by more than the Protection Amount, the notes will be automatically called. We refer to such date as the "Call Date" and the third business day after the Call Date as the "Call Settlement Date".*
Payment if Called:	If the notes are automatically called, for every $1,000 principal amount note, you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof), plus any accrued and unpaid interest up to and including the Call Date. If you receive shares of the applicable Reference Stock, fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be less than the principal amount of your notes and may be zero.**
Payment at Maturity:	If the notes are not automatically called, you will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at maturity.
Maturity Date:	January 30, 2008*
Pricing Date:	On or about January 26, 2007
Settlement Date:	On or about January 31, 2007
Final Observation Date:	January 25, 2008*
Interest Payment Date:	Interest on the notes will be payable on the last calendar day of each month, subject to certain exceptions (each such date, an "Interest Payment Date") commencing February 28, 2007 up to and including the Interest Payment Date corresponding to the Maturity Date, unless the notes are automatically called. If the notes are automatically called, interest will accrue to and including the Call Date, and will be payable on each Interest Payment Date occurring before the Call Date and on the Call Settlement Date. See "Selected Purchase Considerations—Monthly Interest Payments" in this term sheet for more information.
Monitoring Period:	The period from the Pricing Date to and including the Final Observation Date.
Physical Delivery Amount:	The number of shares of the applicable Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the applicable Initial Share Price.
Cash Value:	For the applicable Reference Stock, the amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price of the applicable Reference Stock and (2) the closing price of the applicable Reference Stock on the Call Date.
Initial Share Price:	The closing price of the applicable Reference Stock on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See "Description of Notes – Automatic Call" and "General Terms of Notes – Anti-dilution Adjustments" in the accompanying product supplement no. 58-I for further information about these adjustments.

Reference Stock	Page Number	Ticker Symbol	Principal Amount	Coupon Rate	Protection Amount	Initial Share Price	CUSIP	Annual Coupon	Tax Allocation of Annual Coupon per $1,000 Principal Amount Note†	
									Interest on Deposit	Put Premium
Baker Hughes Incorporated	TS-3	BHI		9.15%	30% of the Initial Share Price		48123JNC9	$91.50	$52.50	$39.00
Chiquita Brands International, Inc.	TS-4	CQB		10.45%	30% of the Initial Share Price		48123JND7	$104.50	$52.50	$52.00
Foster Wheeler Ltd.	TS-6	FWLT		12.00%	30% of the Initial Share Price		48123JNH8	$120.00	$52.50	$67.50
Hess Corporation	TS-7	HES		9.50%	30% of the Initial Share Price		48123JNB1	$95.00	$52.50	$42.50
The Talbots, Inc.	TS-9	TLB		10.95%	30% of the Initial Share Price		48123JNA3	$109.50	$52.50	$57.00

* Subject to postponement in the event of a market disruption event, as described under "Description of Notes — Automatic Call" and "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 58-I.

† Based on one reasonable treatment of the notes, as described herein under "Tax Treatment as a Unit Comprising a Put Option and a Deposit" and in the accompanying product supplement no. 58-I under "Certain U.S. Federal Income Tax Consequences" on page PS-21. The allocations presented herein were determined as of January 4, 2007; the actual allocations will be determined as of the pricing date and may differ.

Investing in the Auto Callable Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 58-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) In no event will the fees and commissions received by J.P. Morgan Securities Inc., whom we refer to as JPMSI, which includes concessions to be allowed to other dealers, exceed $60.00 per $1,000 principal amount note for any of the five (5) offerings listed above. For more detailed information about fees and commissions and concessions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

JPMorgan

ADDITIONAL TERMS SPECIFIC TO EACH NOTE OFFERING

This term sheet relates to five (5) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. The purchaser of a note will acquire a security linked to a single Reference Stock (not to a basket or index that includes another Reference Stock). You may participate in any of the five (5) note offerings or, at your election, in two or more offerings. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. While each note offering relates only to a single Reference Stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to that Reference Stock (or any other Reference Stock) or as to the suitability of an investment in the notes.

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 58-I dated December 4, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 58-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 58-I dated December 4, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003708/e25724_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay interest at a rate per annum depending upon the applicable Reference Stock, as indicated on the cover of this term sheet. We believe that the applicable interest rate is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at the applicable Coupon Rate set forth on the cover of this term sheet. Interest will be payable monthly in arrears on the last calendar day of each month, except for the monthly interest payment due in January 2008, which shall be payable on January 30, 2008 (each such date, an "Interest Payment Date"), commencing February 28, 2007 up to and including the Interest Payment Date corresponding to the Maturity Date, unless the notes are automatically called. If the notes are automatically called, interest will accrue to and including the Call Date, and will be payable monthly in arrears on each Interest Payment Date occurring before the Call Date and on the Call Settlement Date. The interest payments will be payable to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date or Call Settlement Date. If an Interest Payment Date or the Call Settlement Date, as applicable, is not a Business Day, payment shall be made on the next Business Day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in March 2007 shall be payable on April 2, 2007.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected if the notes are not automatically called. **However, if the closing price of the applicable Reference Stock on any day during the Monitoring Period has declined by more than the applicable Protection Amount, the notes will be automatically called and you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT**—You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 58-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as a unit comprising a Put Option and a Deposit for U.S. federal income tax purposes. We will determine what portion of the applicable periodic payments made to you with respect to the notes will be treated as interest on the Deposit and as premium in consideration of your entry into the Put Option and will provide such applicable allocation in the final term sheet or pricing supplement for the notes. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment and determination as described above. If the notes had priced on January 4, 2007 and we had made such determination on that date, for each $1,000 principal amount note, the applicable annual coupon and the applicable amounts we would treat as interest on the Deposit and as Put Premium would have been as specified on the cover of this term sheet. The actual applicable allocation that we will determine for the notes may differ from those hypothetical allocations, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the pricing date. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while receipt of the Put Premium will not be taxable to

you prior to maturity or sale. However, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 58-I dated December 4, 2006.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal if the notes are automatically called. If the closing price of the applicable Reference Stock has declined from the applicable Initial Share Price by more than the applicable Protection Amount on any day during the Monitoring Period, the notes will be automatically called and you will receive a predetermined number of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the applicable Reference Stock will most likely be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **POTENTIAL EARLY EXIT WITH A LOSS AS A RESULT OF AUTOMATIC CALL FEATURE –** While the original term of the notes is just over one year, the notes will be called before maturity if the closing price of the applicable Reference Stock has declined from the applicable Initial Share Price by more than the applicable Protection Amount on any day during the Monitoring Period. Under these circumstances, the amount of interest payable on the notes will be less than the annual coupon set forth on the cover of this term sheet and an investor will receive a Physical Delivery Amount, or, at our election, the Cash Value thereof, with a market value that will likely be less than the principal amount of the notes.

- **YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES –** If, on any day during the Monitoring Period, the closing price of the applicable Reference Stock declines below the applicable Initial Share Price minus the applicable Protection Amount, your notes will be automatically called and you will be fully exposed to any depreciation in the applicable Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, you will receive on the Call Settlement Date a predetermined number of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the closing price of the applicable Reference Stock on the Call Date as compared to the Initial Share Price of such Reference Stock. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity and the notes would not have been automatically called. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE APPLICABLE REFERENCE STOCK** — Unless on any day during the Monitoring Period, the closing price of the applicable Reference Stock has declined, as compared to the applicable Initial Share Price, by more than the applicable Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the applicable Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the applicable Reference Stock during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE APPLICABLE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the applicable Reference Stock, such as voting rights or dividend payments. In addition, the applicable Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the applicable Reference Stock and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this term sheet or in product supplement no. 58-I. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the

calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, such Reference Stock issuer(s) or providing advisory services to such Reference Stock issuer(s). In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuers and these reports may or may not recommend that investors buy or hold the Reference Stock(s). As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to such Reference Stock(s). We or our affiliates may also trade in the Reference Stocks or instruments related to Reference Stock(s) from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** – In addition to the value of the applicable Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 58-I.


The Reference Stocks


Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stock" beginning on page PS-12 of the accompanying product supplement no. 58-I for more information.

Baker Hughes Incorporated ("Baker Hughes")

According to its publicly available filings with the SEC, Baker Hughes is a leading provider of drilling, formation evaluation, completion and production products and services to the worldwide oil and natural gas industry. The common stock of Baker Hughes, par value $1.00 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Baker Hughes in the accompanying product supplement no. 58-I. Baker Hughes' SEC file number is 001-09397.

Historical Information of the Common Stock of Baker Hughes

The following graph sets forth the historical performance of the common stock of Baker Hughes based on the weekly closing price (in U.S. dollars) of the common stock of Baker Hughes from January 4, 2002 through December 29, 2006. The closing price of the common stock of Baker Hughes on January 4, 2007 was $68.28. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Baker Hughes has experienced significant fluctuations. The historical performance of the common stock of Baker Hughes should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Baker Hughes during the term of the notes. We cannot give you assurance that the performance of the common stock of Baker Hughes will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Baker Hughes will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Baker Hughes.



Examples of Hypothetical Payment upon an Automatic Call or at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Baker Hughes

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes linked to the common stock of Baker Hughes, based on a range of hypothetical closing prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled "Hypothetical Closing Price." For this table of hypothetical payments at maturity or upon an automatic call, we have also assumed the following:

- the Initial Share Price: $68.50
- the Coupon Rate: 9.15%
- the Protection Amount: $20.55

Hypothetical Closing Price	Payment at Call Settlement Date	Total Value of Payment Received at Call Settlement Date*	Payment at Maturity**
N/A – closing price of Reference Stock never declines below $68.50	N/A	N/A	$1,000.00
N/A – closing price of Reference Stock never declines below $47.95	N/A	N/A	$1,000.00
$34.25	14 shares of the Reference Stock or the Cash Value thereof	$500.00	N/A
$10.00	14 shares of the Reference Stock or the Cash Value thereof	$145.99	N/A
$5.00	14 shares of the Reference Stock or the Cash Value thereof	$72.99	N/A
$0.00	14 shares of the Reference Stock or the Cash Value thereof	$0.00	N/A

* On the Call Settlement Date, in addition to the Physical Delivery Amount, or the Cash Value thereof, you will receive any accrued and unpaid interest in cash up to and including the Call Date. In addition, if you receive the Physical Delivery Amount, the total value of payment received at the Call Settlement Date shown in the table above includes the value of any fractional shares, which will be paid in cash.

** At maturity, assuming the notes have not been called, you will receive, in addition to the principal amount of your notes, any accrued and unpaid interest.

The following examples illustrate how the total value of payments received at maturity and on the Call Date set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $47.95. Because the closing price of the Reference Stock did not decline by more than the Protection Amount on any day during the Monitoring Period, you will receive a payment of $1,000 per $1,000 principal amount note at maturity.

Example 2: The closing price of the Reference Stock declined by more than the Protection Amount for the first time on one day during the Monitoring Period and was $34.25. Because the closing price of the Reference Stock declined by more than the Protection Amount during the Monitoring Period, the notes will be automatically called on the date of the first such decline and you will receive the Physical Delivery Amount of shares of the Reference Stock, or at our election, the Cash Value thereof, on the Call Settlement Date. Because the closing share price of the Reference Stock on the Call Date was $34.25, you will receive either 14 shares of the Reference Stock and $20.50 in cash, the value of the fractional shares, or at our election, $500.00 in cash.

If the notes are not automatically called, you will have received interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $91.50 over the term of the notes. If we had priced the notes on January 4, 2007, you would have received 14 shares of the Reference Stock or, at our election, the Cash Value thereof, so long as an automatic call had been triggered. The actual number of shares of the Reference Stock, or the Cash Value thereof, you receive upon an automatic call and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of the Reference Stock on the pricing date.

Chiquita Brands International, Inc. ("Chiquita Brands")

According to its publicly available filings with the SEC, Chiquita Brands operates as a leading international marketer and distributor of bananas and other fresh produce sold under the "Chiquita" and other brand names and packaged salads sold under the "Fresh Express" brand primarily in the United States. Chiquita Brands also distributes and markets fresh-cut fruit and other branded, value-added fruit products. The common stock of Chiquita Brands, par value $.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Chiquita Brands in the accompanying product supplement no. 58-I. Chiquita Brands' SEC file number is 001-01550.

Historical Information of the Common Stock of Chiquita Brands

The following graph sets forth the historical performance of the common stock of Chiquita Brands based on the weekly closing price (in U.S. dollars) of the common stock of Chiquita Brands from January 4, 2002 through December 29, 2006. The closing price of the common stock of Chiquita Brands on January 4, 2007 was $15.70. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The

closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Chiquita Brands has experienced significant fluctuations. The historical performance of the common stock of Chiquita Brands should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Chiquita Brands during the term of the notes. We cannot give you assurance that the performance of the common stock of Chiquita Brands will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Chiquita Brands will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Chiquita Brands.



Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Chiquita Brands

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes linked to the common stock of Chiquita Brands, based on a range of hypothetical closing prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled "Hypothetical Closing Price." For this table of hypothetical payments at maturity or upon an automatic call, we have also assumed the following:

- the Initial Share Price: $15.80
- the Coupon Rate: 10.45%
- the Protection Amount: $4.74

Hypothetical Closing Price	Payment at Call Settlement Date	Total Value of Payment Received at Call Settlement Date*	Payment at Maturity**
N/A – closing price of Reference Stock never declines below $15.80	N/A	N/A	$1,000.00
N/A – closing price of Reference Stock never declines below $11.06	N/A	N/A	$1,000.00
$7.90	63 shares of the Reference Stock or the Cash Value thereof	$500.00	N/A
$5.00	63 shares of the Reference Stock or the Cash Value thereof	$316.46	N/A
$2.00	63 shares of the Reference Stock or the Cash Value thereof	$126.58	N/A
$0.00	63 shares of the Reference Stock or the Cash Value thereof	$0.00	N/A

* On the Call Settlement Date, in addition to the Physical Delivery Amount, or the Cash Value thereof, you will receive any accrued and unpaid interest in cash up to and including the Call Date. In addition, if you receive the Physical Delivery Amount, the total value of payment received at the Call Settlement Date shown in the table above includes the value of any fractional shares, which will be paid in cash.

** At maturity, assuming the notes have not been called, you will receive, in addition to the principal amount of your notes, any accrued and unpaid interest.

The following examples illustrate how the total value of payments received at maturity and on the Call Date set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $11.06. Because the closing price of the Reference Stock did not decline by more than the Protection Amount on any day during the Monitoring Period, you will receive a payment of $1,000 per $1,000 principal amount note at maturity.

Example 2: The closing price of the Reference Stock declined by more than the Protection Amount for the first time on one day during the Monitoring Period and was $7.90. Because the closing price of the Reference Stock declined by

more than the Protection Amount during the Monitoring Period, the notes will be automatically called on the date of the first such decline and you will receive the Physical Delivery Amount of shares of the Reference Stock, or at our election, the Cash Value thereof, on the Call Settlement Date. Because the closing share price of the Reference Stock on the Call Date was $7.90, you will receive either 63 shares of the Reference Stock and $2.30 in cash, the value of the fractional shares, or at our election, $500.00 in cash.

If the notes are not automatically called, you will have received interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $104.50 over the term of the notes. If we had priced the notes on January 4, 2007, you would have received 63 shares of the Reference Stock, or at our election, the Cash Value thereof, so long as an automatic call had been triggered. The actual number of shares of the Reference Stock, or the Cash Value thereof, you receive upon an automatic call and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend on the closing price of the Reference Stock on the pricing date.

Foster Wheeler Ltd. ("Foster Wheeler")

According to its publicly available filings with the SEC, Foster Wheeler is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, upstream oil and gas, LNG and gas-to-liquids, petrochemicals, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. Foster Wheeler is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey. The common stock of Foster Wheeler, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Foster Wheeler in the accompanying product supplement no. 58-I. Foster Wheeler's SEC file number is 001-31305.

Historical Information of the Common Stock of Foster Wheeler

The following graph sets forth the historical performance of the common stock of Foster Wheeler based on the weekly closing price (in U.S. dollars) of the common stock of Foster Wheeler from January 4, 2002 through December 29, 2006. The closing price of the common stock of Foster Wheeler on January 4, 2007 was $49.62. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Foster Wheeler has experienced significant fluctuations. The historical performance of the common stock of Foster Wheeler should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Foster Wheeler during the term of the notes. We cannot give you assurance that the performance of the common stock of Foster Wheeler will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Foster Wheeler will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Foster Wheeler.



Examples of Hypothetical Payment upon an Automatic Call or at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Foster Wheeler

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes linked to the common stock of Foster Wheeler, based on a range of hypothetical closing prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled "Hypothetical Closing Price." For this table of hypothetical payments at maturity or upon an automatic call, we have also assumed the following:

- the Initial Share Price: $49.50
- the Coupon Rate: 12.00%
- the Protection Amount: $14.85

Hypothetical Closing Price	Payment at Call Settlement Date	Total Value of Payment Received at Call Settlement Date*	Payment at Maturity**
N/A – closing price of Reference Stock never declines below $49.50	N/A	N/A	$1,000.00
N/A – closing price of Reference Stock never declines below $34.65	N/A	N/A	$1,000.00
$24.75	20 shares of the Reference Stock or the Cash Value thereof	$500.00	N/A
$10.00	20 shares of the Reference Stock or the Cash Value thereof	$202.02	N/A
$5.00	20 shares of the Reference Stock or the Cash Value thereof	$101.01	N/A
$0.00	20 shares of the Reference Stock or the Cash Value thereof	$0.00	N/A

* On the Call Settlement Date, in addition to the Physical Delivery Amount, or the Cash Value thereof, you will receive any accrued and unpaid interest in cash up to and including the Call Date. In addition, if you receive the Physical Delivery Amount, the total value of payment received at the Call Settlement Date shown in the table above includes the value of any fractional shares, which will be paid in cash.

** At maturity, assuming the notes have not been called, you will receive, in addition to the principal amount of your notes, any accrued and unpaid interest.

The following examples illustrate how the total value of payments received at maturity and on the Call Date set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $34.65. Because the closing price of the Reference Stock did not decline by more than the Protection Amount on any day during the Monitoring Period, you will receive a payment of $1,000 per $1,000 principal amount note at maturity.

Example 2: The closing price of the Reference Stock declined by more than the Protection Amount for the first time on one day during the Monitoring Period and was $24.75. Because the closing price of the Reference Stock declined by more than the Protection Amount during the Monitoring Period, the notes will be automatically called on the date of the first such decline and you will receive the Physical Delivery Amount of shares of the Reference Stock, or at our election, the Cash Value thereof, on the Call Settlement Date. Because the closing share price of the Reference Stock on the Call Date was $24.75, you will receive either 20 shares of the Reference Stock and $5.00 in cash, the value of the fractional shares, or at our election, $500.00 in cash.

If the notes are not automatically called, you will have received interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $120.00 over the term of the notes. If we had priced the notes on January 4, 2007, you would have received 20 shares of the Reference Stock, or at our election, the Cash Value thereof, so long as an automatic call had been triggered. The actual number of shares of the Reference Stock, or the Cash Value thereof, you receive upon an automatic call and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of the Reference Stock on the pricing date.

Hess Corporation ("Hess")

According to its publicly available filings with the SEC, Hess is a global integrated energy company engaged in the exploration for and the development, production, purchase, transportation and sale of crude oil and natural gas. Hess also manufactures, purchases, trades and markets refined petroleum and other energy products. On May 3, 2006, Hess changed its name from "Amerada Hess Corporation" to "Hess Corporation." The common stock of Hess, par value $1.00 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Hess in the accompanying product supplement no. 58-I. Hess' SEC file number is 001-01204.

Historical Information of the Common Stock of Hess

The following graph sets forth the historical performance of the common stock of Hess based on the weekly closing price (in U.S. dollars) of the common stock of Hess from January 4, 2002 through December 29, 2006. The closing price of the common stock of Hess on January 4, 2007 was $47.37. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Hess has experienced significant fluctuations. The historical performance of the common stock of Hess should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Hess during the term of the notes. We cannot give you assurance that the performance of the common stock of Hess will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Hess will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Hess.



Examples of Hypothetical Payment upon an Automatic Call or at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Hess

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes linked to the common stock of Hess, based on a range of hypothetical closing prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled "Hypothetical Closing Price." For this table of hypothetical payments at maturity or upon an automatic call, we have also assumed the following:

- the Initial Share Price: $47.50 • the Protection Amount: $14.25
- the Coupon Rate: 9.50%

Hypothetical Closing Price	Payment at Call Settlement Date	Total Value of Payment Received oat Call Settlement Date*	Payment at Maturity**
N/A – closing price of Reference Stock never declines below $47.50	N/A	N/A	$1,000.00
N/A – closing price of Reference Stock never declines below $33.25	N/A	N/A	$1,000.00
$23.75	21 shares of the Reference Stock or the Cash Value thereof	$500.00	N/A
$10.00	21 shares of the Reference Stock or the Cash Value thereof	$210.53	N/A
$5.00	21 shares of the Reference Stock or the Cash Value thereof	$105.26	N/A
$0.00	21 shares of the Reference Stock or the Cash Value thereof	$0.00	N/A

* On the Call Settlement Date, in addition to the Physical Delivery Amount, or the Cash Value thereof, you will receive any accrued and unpaid interest in cash up to and including the Call Date. In addition, if you receive the Physical Delivery Amount, the total value of payment received at the Call Settlement Date shown in the table above includes the value of any fractional shares, which will be paid in cash.

** At maturity, assuming the notes have not been called, you will receive, in addition to the principal amount of your notes, any accrued and unpaid interest.

The following examples illustrate how the total value of payments received at maturity and on the Call Date set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $33.25. Because the closing price of the Reference Stock did not decline by more than the Protection Amount on any day during the Monitoring Period, you will receive a payment of $1,000 per $1,000 principal amount note at maturity.

Example 2: The closing price of the Reference Stock declined by more than the Protection Amount for the first time on one day during the Monitoring Period and was $23.75. Because the closing price of the Reference Stock declined by

more than the Protection Amount during the Monitoring Period, the notes will be automatically called on the date of the first such decline and you will receive the Physical Delivery Amount of shares of the Reference Stock, or at our election, the Cash Value thereof, on the Call Settlement Date. Because the closing share price of the Reference Stock on the Call Date was $23.75, you will receive either 21 shares of the Reference Stock and $1.25 in cash, the value of the fractional shares, or at our election, $500.00 in cash.

If the notes are not automatically called, you will have received interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $95.00 over the term of the notes. If we had priced the notes on January 4, 2007, you would have received 21 shares of the Reference Stock or, at our election, the Cash Value thereof, so long as an automatic call had been triggered. The actual number of shares of the Reference Stock, or the Cash Value thereof, you receive upon an automatic call and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of the Reference Stock on the pricing date.

The Talbots, Inc. ("Talbots")

According to its publicly available filings with the SEC, Talbots is a leading international specialty retailer and cataloger of women's, children's and men's apparel, shoes and accessories. Talbots operates stores in the United States, Canada and the United Kingdom, under the Talbots and J. Jill brand names. The common stock of Talbots, par value $.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Talbots in the accompanying product supplement no. 58-I. Talbots' SEC file number is 001-12552.

Historical Information of the Common Stock of Talbots

The following graph sets forth the historical performance of the common stock of Talbots based on the weekly closing price (in U.S. dollars) of the common stock of Talbots from January 4, 2002 through December 29 2006. The closing price of the common stock of Talbots on January 4, 2007 was $23.75. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Talbots has experienced significant fluctuations. The historical performance of the common stock of Talbots should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Talbots during the term of the notes. We cannot give you assurance that the performance of the common stock of Talbots will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Talbots will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Talbots.



Examples of Hypothetical Payment upon an Automatic Call or at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Talbots

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes linked to the common stock of Talbots, based on a range of hypothetical closing prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled "Hypothetical Closing Price." For this table of hypothetical payments at maturity or upon an automatic call, we have also assumed the following:

- the Initial Share Price: $23.50
- the Coupon Rate: 10.95%
- the Protection Amount: $7.05

Hypothetical Closing Price	Payment at Call Settlement Date	Total Value of Payment Received at Call Settlement Date*	Payment at Maturity**
N/A – closing price of Reference Stock never declines below $23.50	N/A	N/A	$1,000.00
N/A – closing price of Reference Stock never declines below $16.45	N/A	N/A	$1,000.00
$11.75	42 shares of the Reference Stock or the Cash Value thereof	$500.00	N/A
$8.00	42 shares of the Reference Stock or the Cash Value thereof	$340.43	N/A
$4.00	42 shares of the Reference Stock or the Cash Value thereof	$170.21	N/A
$0.00	42 shares of the Reference Stock or the Cash Value thereof	$0.00	N/A

* On the Call Settlement Date, in addition to the Physical Delivery Amount, or the Cash Value thereof, you will receive any accrued and unpaid interest in cash up to and including the Call Date. In addition, if you receive the Physical Delivery Amount, the total value of payment received at the Call Settlement Date shown in the table above includes the value of any fractional shares, which will be paid in cash.

** At maturity, assuming the notes have not been called, you will receive, in addition to the principal amount of your notes, any accrued and unpaid interest.

The following examples illustrate how the total value of payments received at maturity and on the Call Date set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $16.45. Because the closing price of the Reference Stock did not decline by more than the Protection Amount on any day during the Monitoring Period, you will receive a payment of $1,000 per $1,000 principal amount note at maturity.

Example 2: The closing price of the Reference Stock declined by more than the Protection Amount for the first time on one day during the Monitoring Period and was $11.75. Because the closing price of the Reference Stock declined by more than the Protection Amount during the Monitoring Period, the notes will be automatically called on the date of the first such decline and you will receive the Physical Delivery Amount of shares of the Reference Stock, or at our election, the Cash Value thereof, on the Call Settlement Date. Because the closing share price of the Reference Stock on the Call Date was $11.75, you will receive either 42 shares of the Reference Stock and $6.50 in cash, the value of the fractional shares, or at our election, $500.00 in cash.

If the notes are not automatically called, you will have received interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $109.50 over the term of the notes. If we had priced the notes on January 4, 2007, you would have received 42 shares of the Reference Stock or, at our election, the Cash Value thereof, so long as an automatic call had been triggered. The actual number of shares of the Reference Stock, or the Cash Value thereof, you receive upon an automatic call and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of the Reference Stock on the pricing date.

JPMorgan Structured Investments —
Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of a Single Reference Stock Issuer

TS- 10

Supplemental Underwriting Information

If the notes linked to the common stock of Baker Hughes priced today, JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $42.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $31.25 per $1,000 principal amount note. The concessions of $31.25 include concessions to be allowed to selling dealers and concessions to be allowed to an arranging dealer. The actual commission received by JPMSI may be more or less than $42.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, exceed $60.00 per $1,000 principal amount note.

If the notes linked to the common stock of Chiquita Brands priced today, JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $42.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $31.25 per $1,000 principal amount note. The concessions of $31.25 include concessions to be allowed to selling dealers and concessions to be allowed to an arranging dealer. The actual commission received by JPMSI may be more or less than $42.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, exceed $60.00 per $1,000 principal amount note.

If the notes linked to the common stock of Foster Wheeler priced today, JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $42.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $31.25 per $1,000 principal amount note. The concessions of $31.25 include concessions to be allowed to selling dealers and concessions to be allowed to an arranging dealer. The actual commission received by JPMSI may be more or less than $42.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, exceed $60.00 per $1,000 principal amount note.

If the notes linked to the common stock of Hess priced today, JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $42.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $31.25 per $1,000 principal amount note. The concessions of $31.25 include concessions to be allowed to selling dealers and concessions to be allowed to an arranging dealer. The actual commission received by JPMSI may be more or less than $42.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, exceed $60.00 per $1,000 principal amount note.

If the notes linked to the common stock of Talbots priced today, JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $42.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $31.25 per $1,000 principal amount note. The concessions of $31.25 include concessions to be allowed to selling dealers and concessions to be allowed to an arranging dealer. The actual commission received by JPMSI may be more or less than $42.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, exceed $60.00 per $1,000 principal amount note.

See "Underwriting" beginning on page PS-26 of the accompanying product supplement no. 58-I.